                                                             File No. 812-13713

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

             AMENDMENT #2 TO APPLICATION FOR AN ORDER OF EXEMPTION
                                   PURSUANT
             TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
            EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF
         SECTIONS 2(a)(32) AND 27(i)(2)(A) OF THE ACT, AND RULE 22c-1
                                  THEREUNDER

                         PRUCO LIFE INSURANCE COMPANY
                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                    PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

                              One Corporate Drive
                          Shelton, Connecticut 06484

             Please send all Communications, Notices and Order to:

                         C. Christopher Sprague, Esq.
                     Vice President and Corporate Counsel
                  The Prudential Insurance Company of America
                               751 Broad Street
                         Newark, New Jersey 07102-2992

                                 July 12, 2010

                                 Page 1 of 23
                          Exhibits begin on page 21.

                           UNITED STATES OF AMERICA

                                  before the

                      SECURITIES AND EXCHANGE COMMISSION

                  In the Matter of

            Pruco Life Insurance Company
     Pruco Life Insurance Company of New Jersey       AMENDMENT #2 TO APPLICATION
                                                      FOR AN ORDER PURSUANT TO
      Prudential Annuities Distributors, Inc.         SECTION 6(c) OF THE INVESTMENT
Pruco Life Flexible Premium Variable Annuity Account  COMPANY ACT OF 1940
                        And                           EXEMPTING PROPOSED
         Pruco Life of New Jersey Flexible            TRANSACTIONS FROM THE
          Premium Variable Annuity Account            PROVISIONS OF SECTIONS 2(a)(32)
                                                      AND 27(i)(2)(A) OF THE ACT, AND
                One Corporate Drive                   RULE 22c-1 THEREUNDER
             Shelton, Connecticut 06484

Investment Company Act of 1940

Pruco Life Insurance Company ("Pruco Life"), Pruco Life Insurance Company of New Jersey ("PLNJ") (collectively, the "Insurance Companies"), Pruco Life Flexible Premium Variable Annuity Account (the "Pruco Life Account"), Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Pruco Life of New Jersey Account"), and together with the Pruco Life Account, the "Accounts"), and Prudential Annuities Distributors, Inc. ("PAD") (collectively, "Applicants") hereby file this

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amendment #2, applying for an order of the U.S. Securities and Exchange
Commission (the "Commission"), pursuant to Section 6(c) of the Investment Company Act of 1940 as amended (the "Act"), exempting certain proposed transactions from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent set out below.

BACKGROUND

In this amended application, Applicants seek the exemptions needed to recapture purchase credits granted under the Prudential Premier Retirement Variable Annuity X Series annuity (the "Contract") issued by each of Pruco Life and PLNJ, in the circumstances set forth below. The Contract is a "bonus annuity" described in Form N-4 registration statements (see file nos. 333-162673 and 333-162678). Those Form N-4 registration statements also describe other annuity classes that do not offer purchase credits and thus are not the subject of the exemptions requested in this application. We incorporate those Pruco Life and PLNJ registration statements herein to the extent necessary. Applicants also ask that the exemptions requested herein extend to any other separate account of the Insurance Companies (a "Future Account") created in the future to support contracts that are substantially similar in all material respects to the Contracts (the "Future Contracts").

Pruco Life is a stock life insurance company organized under the laws of the State of Arizona. PLNJ is a stock life insurance company organized under the laws of the State of New Jersey. PLNJ is a wholly-owned subsidiary of Pruco Life, which is itself a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential").

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PAD, an affiliate of Prudential, is the principal underwriter of the Contract.
PAD is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of FINRA.

Pruco Life is the issuer of the Contracts funded through Pruco Life Account and serves as depositor of the Account. PLNJ is the issuer of the Contracts funded through Pruco Life of New Jersey Account and serves as depositor of the Account. Pruco Life and PLNJ may in the future issue Future Contracts through the Accounts, or through Future Accounts for which they would also serve as depositor.

Pruco Life Account is a segregated asset account of Pruco Life (file no. 811-07325), and Pruco Life of New Jersey Account is a segregated asset account of PLNJ (file no. 811- 07975). The respective Accounts will fund the variable benefits available under the Contracts. Each Account is registered under the Act as a unit investment trust and meets the definition of separate account set forth in Section 2(a)(37) of the Act (i.e., an account established and maintained by an insurance company pursuant to the laws of any State or territory of the United States, or of Canada or any province thereof, under which income, gains and losses, whether or not realized, from assets allocated to such account, are, in accordance with the applicable contract, credited to or charged against such account without regard to other income, gains, or losses of the insurance company). Any Future Account also will meet the definition of separate account set forth in Section 2(a)(37) of the Act.

The Contracts are variable flexible premium deferred annuity contracts.
Registered

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representatives of broker-dealers with which PAD has entered into selling agreements will sell the Contracts. The Contracts may be issued on a non-tax qualified basis or in connection with arrangements that qualify for favorable federal income tax treatment under Internal Revenue Code (e.g., IRAs). Certain of the features and benefits under the Contracts described below may differ, depending on the State in which the Contract is issued and the broker-dealer through which the Contract is sold.

A Contract may be purchased with a minimum initial payment of $ 10,000. Unless prohibited by applicable state law, the Insurance Companies presently allow additional purchase payments, provided that the payment is at least $100 (a $50 minimum is imposed for electronic fund transfer purchases). The Insurance Companies reserve the right to change these purchase payment minimums. The Insurance Companies reserve the right to refuse any initial or additional purchase payment where the total amount of purchase payments equals $1,000,000 or more with respect to the Contract and any other annuities the annuity owner is purchasing from the Insurance Companies and/or their affiliates. The maximum issue age for a Contract is 80.

The Contract offers variable investment options and a companion market-value adjustment option registered on Form S-3 (see file no. 333-162683). The Form S-3 is incorporated into this application by reference to the extent necessary to the exemptions requested herein. Pruco Life offers one market value adjustment option with three, five, seven, and ten year guarantee periods, and may offer guarantee periods of other durations in the future. Pruco Life also offers a market value adjustment option to be used in connection with a dollar-cost averaging program in which amounts are transferred

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systematically over a 6 month or 12 month period. The multi-year market value adjustment option and 6 month/12 month market value adjustment option are registered on a single Form S-3 registration statement. PLNJ currently does not offer these market value adjustment options in New York, but may choose to do so at a later date. Pruco Life may eliminate any or all of the multi-year "guarantee periods", or offer guarantee periods of different durations.

Owners of the Contract may allocate their purchase payments among several subaccounts of the Accounts, and each subaccount will invest in shares of a corresponding portfolio (each, a "Portfolio") of an open-end management investment company registered under the Act (each, a "Fund," and collectively, the "Funds"). The Funds currently available under the Contracts are certain portfolios of Advanced Series Trust and a portfolio of the Franklin Templeton VIP Founding Funds Allocation Fund. At a later date, the Insurance Companies may create additional subaccounts of the Accounts to invest in additional Portfolios, or other such underlying portfolios or other investments as may now or in the future be available. Similarly, subaccounts of the Accounts may be combined or eliminated from time to time. The Insurance Companies reserve the right under the Contracts to substitute Portfolios, although no exemptions for any substitution are sought in this application.

Contract owners may select one of several optional living benefits. The Contract offers two guaranteed minimum accumulation benefits, called the Guaranteed Return Option Plus II and Highest Daily Guaranteed Return Option II, for which each of Pruco Life and

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PLNJ imposes a charge equal to 0.60% annually, applied against the account value in the sub-accounts. The Contract also offers guaranteed lifetime withdrawal benefits, under which the benefit participant may, subject to certain limitations, withdraw an "annual income amount" each year for life, irrespective of market-based declines in the Contract's account value. These guaranteed lifetime withdrawal benefits are: (a) Highest Daily Lifetime 6 Plus, offered for a charge currently equal to 0.85% assessed against the greater of the Contract's "unadjusted" account value (i.e., the account value without any positive or negative market value adjustment) or the "protected withdrawal value" under the benefit and (b) Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator, offered for a charge currently equal to 1.20% assessed against the greater of the Contract's unadjusted account value or the protected withdrawal value under the benefit and (c) Spousal Highest Daily Lifetime 6 Plus, offered for a charge currently equal to 0.95% assessed against the greater of the Contract's unadjusted account value or the protected withdrawal value under the benefit. The Insurance Companies reserve the right to increase the charges for the optional lifetime guaranteed minimum withdrawal benefits in certain circumstances. Certain of these optional living benefits may be modified or not offered, depending on applicable state law.

The minimum death benefit under the Contracts is equal to the greater of the following: (a) the sum of all purchase payments made since the issue date of the Contract (excluding any purchase credits) until the date due proof of death (e.g., a death certificate and certain other information) is received in good order, reduced proportionally by the ratio of the amount of any withdrawal to the account value immediately prior to the

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withdrawal and (b) the unadjusted account value, less the amount of any purchase credits applied during the period beginning 12 months prior to the decedent's date of death, and ending on the date we receive due proof of death in good order. The charge for the minimum death benefit is subsumed within the basic insurance charge for the Contract, which is equal to 1.85% annually (assessed against the sub-accounts) during the first 9 annuity years and 1.30% annually in later annuity years. The Contract offers two optional death benefits: (a) the Highest Anniversary Value Death Benefit, under which the death benefit generally is equal to the greater of (i) the minimum death benefit described above and (ii) the greatest of the account values attained on each anniversary of the issue date of the Contract up to and including the earlier of the date of death or attainment of a "death benefit target date" and
(b) a Combination 5% Roll-Up and Highest Anniversary Value Death Benefit, under which the death benefit generally is equal to the greater of the minimum death benefit described above, the Highest Anniversary Value Death Benefit described above, and purchase payments (including purchase credits) appreciated at an annual effective interest rate currently equal to 5% until the earlier of the date of death or attainment of a "death benefit target date". As detailed in the registration statements for the Contracts, each of the Highest Anniversary Value Death Benefit and the Combination 5% Roll-Up and Highest Anniversary Value Death Benefit is adjusted for purchase payments and withdrawals. Certain of these optional death benefits may be modified or not offered, depending on applicable state law. Pruco Life imposes a charge, assessed against sub-account net assets, of 0.80% annually for the Combination 5% Roll-Up and HAV Death Benefit (this benefit is not offered by PLNJ in New York), and each Insurance Company will impose a charge,

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assessed against Sub-account net assets, of 0.40% annually for the Highest
Anniversary Value Death Benefit.

Applicants may add other optional living and death benefits to the Contract in the future. In addition to the optional insurance features, the Contracts offer several optional administrative features at no additional cost (e.g., auto rebalancing, dollar-cost averaging, and systematic withdrawal programs).

An owner choosing to annuitize under the Contract will have only fixed annuity options available. Those fixed annuity options currently include annuities offering payments for life, payments based on joint lives, payments for life with a certain period, and fixed payments for a certain period. The latest annuitization date is the first day of the month immediately following the oldest Contract owner's or annuitant's 95/th/ birthday, whichever occurs first. Before being allowed to annuitize, the Contract owner must wait three years from the issue date of the Contract (this period may vary, depending on state law).

The Contracts provide for a withdrawal charge equal to a percentage of purchase payments surrendered, which declines according to the following schedule:

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
                                               Percentage Applied Against Purchase
"Age" of Purchase Payment being withdrawn            Payment being Withdrawn
-----------------------------------------      -----------------------------------
Less than one year old                                         9.0%
1 year old or older, but not yet 2 years old                   9.0%
2 years old or older, but not yet 3 years old                  9.0%
3 years old or older, but not yet 4 years old                  9.0%
4 years old or older, but not yet 5 years old                  8.0%
5 years old or older, but not yet 6 years old                  8.0%
6 years old or older, but not yet 7 years old                  8.0%
7 years old or older, but not yet 8 years old                  5.0%
8 years old or older, but not yet 9 years old                  2.5%
9 or more years old                                            0.0%

Some Contracts may offer lower withdrawal charges than what is indicated above. A "charge-free" amount, generally equal to 10% of all purchase payments currently subject to a contingent deferred sales charge, is exempt from the above charge. No withdrawal charge is imposed in any situation where the purchase credit is recaptured.

Other charges under the Contracts are: (a) a mortality, expense and administrative risk charge at annual rates of 1.85% in Contract years 1-9 and 1.30% in later Contract years; and (b) an annual contract maintenance charge equal to the lesser of $50 or 2% of the unadjusted account value (for the PLNJ Contract, the lesser of $30 or 2% of the account value); and (c) in those jurisdictions in which premium taxes are assessed, a charge to cover these taxes, deducted either at the time the tax is imposed, upon full surrender of

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the Contract, or when annuity payments begin; and (d) for each transfer among subaccounts after the twentieth in a single Contract year, a charge of $10; and
(e) the optional benefits charges discussed above . In addition, the underlying mutual funds each impose investment management fees and charges for various other expenses.

Each time an Insurance Company receives a purchase payment under the Contracts, it will allocate to the contract value a purchase credit equal to a percentage of each purchase payment received (hereinafter, a "Credit"). With respect to purchase payments (of any amount) received during Contract years 1 through 4, the Credit percentage will equal 6%, so long as the oldest owner of the Contract (or the Annuitant, if entity-owned) is younger than 82 at the time the purchase payment is made. If the oldest owner (or Annuitant, if entity-owned) of the Contract is aged 82-85 at the time the purchase payment (of any amount) is made, the Credit percentage will equal 3% during Contract years 1-4. With respect to purchase payments received on the fourth anniversary of the Contract's issue date and thereafter, regardless of the Owner's/Annuitant's age, the Credit percentage will be 0%. Because neither Insurance Company accepts purchase payments after the oldest owner of the Contract (or the Annuitant, if entity-owned) is older than 85, there will be no Credits applied in that scenario.

Each Insurance Company offers a special class of the Contract (the "Employee/Agent Contract") that is identical in all material respects to the Contract itself, except that: (a) the Employee/Agent Contract will be offered only to the following class of purchasers: (i) current or retired officers, directors, trustees, and employees (and their immediate families, where "immediate family" includes the spouse, children, mother and father of

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the owner) of Prudential Financial, Inc. and its affiliates and (ii) current employees and registered representatives (and the immediate families of such registered representatives) of any broker-dealer firm that has a selling agreement with PAD (b) the Credit under the Employee/Agent Contract will be different and (c) a lower (or no) commission will be paid with respect to the Employee/Agent Contract. The withdrawal charge under the Employee/Agent Contract will be the same as what is set forth above for the Contract.

With respect to purchase payments (of any amount) received during years 1 through 4 of the Employee/Agent Contract, the Credit percentage will equal 9%, so long as the oldest owner of the Employee/Agent Contract (or Annuitant, if entity-owned) is younger than 82 at the time the purchase payment is made. If the oldest owner (or Annuitant, if entity-owned) of the Employee/Agent Contract is aged 82-85 at the time the purchase payment (of any amount) is made, the Credit percentage will equal 4.5% during years 1-4 of the Employee/Agent Contract. With respect to purchase payments received on the fourth anniversary of the Employee/Agents Contract's issue date and thereafter, regardless of the owner's age, the Credit percentage will be 0%. Because neither Insurance Company accepts purchase payments under the Employee/Agent Contract after the oldest owner of the Contract (or the Annuitant, if entity-owned) is older than 85, there will be no Credits applied in that scenario.

With respect to both the Contracts and the Employee/Agent Contracts, the Credit will be allocated among the variable investment options in the same percentages as the purchase payment to which it relates. Except where indicated specifically, references in this application to the "Contract" are intended to include both the Contracts and the Employee/Agent Contracts, and references to "Credits" are intended to include both

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Credits granted under the Contracts and Credits granted under the
Employee/Agent Contracts.

Each Insurance Company will fund Credits from its general account assets. To the extent allowed by applicable state law, each Insurance Company will recapture Credits under the following circumstances: (a) if the Contract is canceled under the "free look" provision; (b) with respect to Credits granted within the period beginning 12 months prior to the decedent's date of death and ending on the date due proof of death (e.g., a death certificate and certain other information) is received in good order and (c) with respect to Credits granted within 12 months prior to the Insurance Company's receipt in good order of the exercise of the medically-related surrender provision of the Contract.

The Contract may be continued by a person who survives the death of his/her spouse. Neither Insurance Company will recapture any Credits when the surviving spouse continues the Contract. However, for the Pruco Life Contract, if the death benefit payable upon the death of the spouse is equal to the "unadjusted" account value (where "unadjusted account value" means account value without the effect of any market value adjustment), then Pruco Life will recapture Credits that were applied during the time period that (a) begins 12 months prior to the first-to-die spouse's date of death and (b) ends on the date due proof of death of the first-to-die spouse was received.

Applicants seek exemption pursuant to Section 6(c) from Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent necessary to permit an Insurance Company that issues Contracts that provide for Credits upon the receipt of

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purchase payments, to recapture Credits in the instances set forth above.
Applicants request that the order sought herein apply to any Future Account that supports Future Contracts. Applicants also request that the order extend to any FINRA member broker-dealer controlling, controlled by, or under common control with Pruco Life and/or PLNJ, whether existing or created in the future, that serves as a principal underwriter of the Contracts offered through the Account or any Future Account. Applicants will recapture Credits only with respect to the above-referenced events that trigger recapture, where the event occurs after the date of the Commission order requested herein.

Applicants' Legal Analysis

Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 27(i) of the Act provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it will be unlawful for any registered separate account funding variable insurance contracts or a sponsoring insurance company of such account to sell a contract funded by the registered separate account unless such contract is a "redeemable security." Section 2(a)(32) under the Act defines "redeemable security" as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive

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approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof. Rule 22c-1 under the Act prohibits a registered investment company issuing any redeemable security, a person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security, except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security or of an order to purchase or sell such security.

Applicants request that the Commission, pursuant to Section 6(c) of the Act, issue an order to the extent necessary to permit the recapture of Credits under the circumstances described above. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants submit that the recapture of the Credits will not raise concerns under Sections 2(a)(32) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder. The Credits will be recaptured only in the following instances: (a) if the Contract is canceled under the "free look" provision; (b) with respect to Credits granted within the period beginning 12 months prior to the decedent's date of death and ending on the date of due proof of death (e.g., a death certificate and certain other information) is received in good order and
(c) with respect to Credits granted within 12 months prior to the Insurance Company's receipt in good order of the exercise of the medically-related surrender provision of the Contract and (d) in the case of a spousally-continued Contract, if the death benefit

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payable upon the death of the first-to-die spouse is equal to the amount detailed above in this application. For the Employee/Agent Contract, with regard to the 9% Credit, Applicants will recapture only an amount equal to 6.5% of the purchase payment to which the 9% Credit related. With respect to the Employee/Agent Contract, Applicants represent that there will be no withdrawal charge deducted in any instance in which a Credit is recaptured.

The amounts recaptured equal the Credit provided by each Insurance Company from its own general account assets. When an Insurance Company recaptures the Credit, it is merely retrieving its own assets, and the owner has not been deprived of a proportionate share of the Account's assets, because his or her interest in the Credit amount has not vested. With respect to a Credit recaptured upon the exercise of the free-look privilege, it would be unfair to allow an owner exercising that privilege to retain the Credit under a Contract that has been returned for a refund after a period of only a few days. If an Insurance Company could not recapture the Credit during the free look period, individuals could purchase a Contract with no intention of retaining it, and simply return it for a quick profit. Applicants also note that the Contract owner is entitled to retain any investment gain attributable to the Credit, even if the Credit is ultimately recaptured. Furthermore, the recapture of the Credit if death or a medically-related surrender occurs within 12 months after receipt of a Credit is designed to provide the Insurance Company with a measure of protection against "anti-selection." The risk here is that an owner, with full knowledge of impending death or serious illness, will make very large payments and thereby leave the Insurance Company less time to recover the cost of the Credit, to the

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Insurance Company's financial detriment.

Applicants submit that the provisions for recapture of the Credit does not, and any such Future Contract provisions will not, violate Sections 2(a)(32) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, and that the relief requested is consistent with the exemptive relief provided under Commission precedent. See, e.g., ING USA Annuity and Life Insurance Company et al., Investment Company Act Release Nos. 28646 (March 13, 2009) (notice of application) and 28687 (April 3, 2009) (order); Minnesota Life Insurance Company et al., Investment Company Act Release Nos. 27960 (August 30, 2007) (notice of application) and 27979 (September 25, 2007) (order); Merrill Lynch Life Insurance Group, Investment Company Act Release Nos. 26712 (December 21,
2004) (notice of application) and 26726 (January 21, 2005) (order).

The recapture of a Credit could be viewed as involving the redemption of redeemable securities for a price other than one based on the current net asset value of an Account. The recapture of the Credit does not involve either of the evils that Rule 22c-1 was intended to address, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or redemption or repurchase at a price above it, and (ii) other unfair results, including speculative trading practices. Applicants assert that the proposed recapture of the Credit does not pose a threat of dilution. To effect a recapture of a Credit, interests in an owner's account will be redeemed at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the Credit that the Insurance

Company paid out of its general account assets. Although the owner will be entitled to retain any investment gain attributable to a Credit, the amount of that gain will be determined on the basis of current net asset value. Therefore, no dilution will occur upon the recapture of a Credit. Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of a Credit.

Applicants submit that their request for an order that applies to any Account or any Future Account established by Pruco Life or PLNJ in connection with the issuance of Contracts and Future Contracts, and distributed by PAD is appropriate in the public interest. Such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of Applicants' resources. Investors would not receive any benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issue under the Act that has not already been addressed in this application. Having Applicants file additional applications would impair Applicants' ability effectively to take advantage of business opportunities as they arise.

Applicants undertake that Future Contracts funded by Accounts or by Future Accounts that seek to rely on the order issued pursuant to the application will be substantially similar to the Contracts in all material respects.

Under the current charter and by-laws of each of Pruco Life and PLNJ, the business and affairs of each Insurance Company's separate accounts are conducted by the insurer. In accordance with such charter and by-laws, each Insurance Company authorized its proper officers to sign and file an application, including any amendments thereto, for an order under Section 6(c) permitting the recapture of the Credits under the circumstances described herein. Similarly, with respect to PAD, resolutions adopting the bylaws authorize any and all actions that proper officers may deem necessary, as well as making, executing and delivering all instruments in the name of and on behalf of PAD.

Conclusion

Applicants submit that their request for an order meets the standards set out in Section 6(c) of the Act and that an order should, therefore, be granted.

                        PRUCO LIFE INSURANCE COMPANY

                        By:  /s/  DANIEL KANE
                             --------------------------
                             Daniel Kane
                             Vice President

                        PRUCO LIFE INSURANCE COMPANY
                        OF NEW JERSEY

                        By:  /s/  DANIEL KANE
                             --------------------------
                             Daniel Kane
                             Vice President

                       PRUCO LIFE FLEXIBLE PREMIUM
                       VARIABLEANNUITY ACCOUNT

                       By:  PRUCO LIFE INSURANCE COMPANY
                            ----------------------------

                       By:  /s/  DANIEL KANE
                            ----------------------------
                            Daniel Kane
                            Vice President

                       PRUCO LIFE OF NEW JERSEY
                       FLEXIBLE PREMIUM VARIABLE
                       ANNUITY ACCOUNT

                       By:
                            PRUCO LIFE INSURANCE COMPANY
                                   OF NEW JERSEY
                            ----------------------------

                       By:  /s/  DANIEL KANE
                            ----------------------------
                            Daniel Kane
                            Vice President

                        PRUDENTIAL ANNUITIES
                        DISTRIBUTORS, INC.

                        By:  /s/  GEORGE GANNON
                             --------------------------
                             George Gannon
                             President

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                                  Exhibit A-1

VERIFICATION

State of New Jersey     )
                          SS
City of Newark          )

   The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated as of June 4, 2010 for and on behalf of Pruco Life Insurance Company ("Pruco Life") (acting both for itself and as depositor of the Pruco Life Flexible Premium Variable Annuity Account and any other separate account currently existing or to be established by Pruco Life), that he is a Vice President of Pruco Life, and that, as contemplated by the Pruco Life By-Laws, all action by Pruco Life necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                             By:  /s/  Daniel Kane
                                                  ------------------------------
                                                  Daniel Kane
                                                  Vice President

Subscribed and sworn to
Before me this 14/th/ day of
June, 2010.

/s/
-----------------------------
Notary Public

                                  Exhibit A-2

VERIFICATION

State of New Jersey     )
                          SS
City of Newark          )

   The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated as of June 4, 2010 for and on behalf of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") (acting both for itself and as depositor of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account and any other separate account currently existing or to be established by Pruco Life of New Jersey), that he is a Vice President of Pruco Life of New Jersey, and that, as contemplated by the Pruco Life of New Jersey By-Laws, all action by Pruco Life of New Jersey necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                             By:  /s/  Daniel Kane
                                                  ------------------------------
                                                  Daniel Kane
                                                  Vice President

Subscribed and sworn to
Before me this 14/th/ day of
June, 2010.

/s/
-----------------------------
Notary Public

                                  Exhibit A-3

VERIFICATION

State of Pennsylvania     )
                            SS
City of Dresher           )

   The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated as of June 4, 2010 for and on behalf of Prudential Annuities Distributors, Inc. ("PAD"), that he is the President of PAD, and that, as contemplated by the PAD By-Laws, all action by PAD necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                             By:  /s/  George Gannon
                                                  ------------------------------
                                                  George Gannon
                                                  President

Subscribed and sworn to
Before me this 7/th/ day of
June, 2010.

/s/  Marybeth H. Smeck
-----------------------------
Notary Public